 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 9)1

Capstone Therapeutics Corp.
(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

14068E109
(CUSIP Number)

July 14, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14068E109

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,377,652
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,377,652
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,377,652
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%
12	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 14068E109

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		890,487
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

890,487
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

890,487
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%
12	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 14068E109

1	NAME OF REPORTING PERSON

BVF Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 14068E109

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,714,491
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,714,491
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,714,491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99%
12	TYPE OF REPORTING PERSON

PN, IA

5

CUSIP No. 14068E109

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,714,491
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,714,491
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,714,491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99%
12	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 14068E109

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,714,491
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,714,491
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,714,491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99%
12	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 14068E109

Item 1(a).	Name of Issuer:

Capstone Therapeutics Corp., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

1275 W. Washington Street

Suite 104

Tempe, AZ 85281

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Investments, L.L.C. (“BVLLC”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0005 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

14068E109

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CUSIP No. 14068E109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on July 18, 2017, (i) BVF beneficially owned 1,377,652 shares of Common Stock, (ii) BVF2 beneficially owned 890,487 shares of Common Stock, and (iii) BVLLC beneficially owned 0 shares of Common Stock.

Partners, as the general partner of BVF and BVF2, and the manager of BVLLC, may be deemed to beneficially own the 2,714,491 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, BVLLC, and certain Partners managed accounts (the “Partners Managed Accounts”), including 446,352 shares of Common Stock held in the Partners Managed Accounts.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 2,714,491 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 2,714,491 shares of Common Stock beneficially owned by BVF Inc.

9

CUSIP No. 14068E109

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, BVLLC and the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 54,385,411 shares of Common Stock outstanding as of July 17, 2017, which is the sum of (i) 40,885,411 shares of Common Stock outstanding, as disclosed in the Issuer’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on May 4, 2017, and (ii) 13,500,000 shares of Common Stock issued pursuant to an agreement, as described in Issuer’s Current Report filed on Form 8-K on July 17, 2017.

As of the close of business on July 18, 2017 (i) BVF beneficially owned approximately 2.5% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 1.6% of the outstanding shares of Common Stock, (iii) BVLLC beneficially owned 0% of the outstanding shares of Common Stock, and (iv) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 4.99% of the outstanding shares of Common Stock (less than 1% of which is held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

10

CUSIP No. 14068E109

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to Amendment No. 8 to Schedule 13G filed with the Securities and Exchange Commission on February 16, 2016.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

11

CUSIP No. 14068E109

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2017

BIOTECHNOLOGY VALUE FUND, L.P.		BVF INC.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner	By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	/s/ Mark N. Lampert		President
Mark N. Lampert
President

/s/ Mark N. Lampert
BIOTECHNOLOGY VALUE FUND II, L.P.		MARK N. LAMPERT

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.		.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.

By:	BVF Partners L.P., its manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

12